NSAR ITEM 77C



Van Kampen American Capital New York Value Municipal Income Trust





(a)     A Special Meeting of Shareholders was held on October 23,
        1996.



(b)     The election of Trustees of Van Kampen American Capital
        New York Value Municipal Income Trust (the "Fund") included:



        None



(c)     The following were voted on at the meeting:



        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.



                      For   3,251,165          Against    103,082



        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.



                      For   1,631,117          Against   117,935